INSIDER TRADING POLICY
Policy Statement
Federal securities laws prohibit certain persons who are aware of material nonpublic information about a company from engaging in transactions in the securities of that company or providing material nonpublic information to other persons that may trade on the basis of that information. This Insider Trading Policy (“Policy”) is intended to promote and ensure compliance with applicable legal requirements associated with insider trading laws.
Scope
This Policy applies to TD SYNNEX Corporation (“Company”) and its Insiders. “Insiders” means:
•The officers, members of the Board of Directors (“directors”), and all co-workers of the Company and its subsidiaries;
•Any agents, consultants, and contractors to the Company and its subsidiaries who receive or have access to material, nonpublic information regarding the Company or any other company with which the Company does business;
•Family Members; and
•Controlled Entities
For the purposes of this Policy, “Family Members” are relatives and any other person living in the same household, and any other person who does not live in your household but whose transactions are directed by you or are subject to your influence or control. “Controlled Entities” includes any entities that any such individuals influence or control, including but not limited to, a trust, partnership or corporation. All Insiders are expected to be responsible for the compliance of their Family Members and Controlled Entities with this Policy.
This Policy applies to all trading or other transactions in the Company's securities (collectively referred to in this Policy as “Company securities”), including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds, and convertible securities, as well as to derivative securities relating to any Company securities, whether or not issued by the Company. This Policy also applies to the securities of any other company about which any Insider has obtained material, nonpublic information in the course of performing work for, or other business activities with, the Company or any of its subsidiaries.
What does this Policy mean to you?
Under federal securities laws, it is unlawful for a person to buy or sell a company’s securities while in possession of material, nonpublic information. It does not matter that the information is not “used” in deciding whether to engage in the transaction; simply being in possession of this information when trading can be sufficient to violate the law. Trading or offering trading tips to others while in possession of material, nonpublic information can result in fines, jail time and other financial penalties. This Policy will help you understand your legal requirements and avoid any action that could be seen as unlawful.

Helpful Contacts
If you have any questions regarding this Policy, please contact [***]@tdsynnex.com for additional guidance.
Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you read the full policy on the following pages and use your best judgment.
No Trading While in Possession of Material Nonpublic Information
It is the Company’s policy that no individual or entity subject to this Policy may engage in any transaction involving the Company’s securities (including a gift, charitable contributions, contribution to a trust, or similar transfer) while in the possession of material, nonpublic information about the Company (often referred to as “insider information”) or engage in any other action to take advantage of, or pass on to others, that information. Additionally, no Insider may engage in transactions involving the securities of another company, such as a customer, supplier, competitor or partner of the Company, about which such Insider possesses material, nonpublic information as a result of his or her employment with or service to the Company.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct. Additionally, in some instances, Insiders may be invested in, or may consider investing in, mutual, exchange-traded or other funds that are also invested in the Company’s securities. Insiders should not trade in these funds while in possession of material nonpublic information about the Company if such information would also constitute material nonpublic information about the fund. These decisions will require a facts and circumstances analysis and the Company reminds Insiders that it is their responsibility to avoid any transaction that could be viewed as improper.
What is Material Information?
“Material information” is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities of the Company or any securities of any other company as to which the person receives information not available to investors generally. In short, “material information” includes any information that reasonably could affect the price of the stock. Either positive or negative information may be material. It can be information about the Company or about a company with which we do business.
It is not possible to define all categories of material information and the determination of whether information is material is highly fact-intensive. Questions or doubts concerning the materiality of particular information should be raised with the Legal Department. Examples of material information about a company may include, but are not limited to:

•forthcoming announcements of earnings, losses or other financial or operating results;
•major litigation, regulatory proceedings, or other proceedings pending or threatened or settlement
•knowledge of consolidated quarter to date sales;
•changes in management or change in control of the company;
•an actual change in earnings or in forecasted earnings that is higher or lower than the forecast;
•news of material impairments, write-offs or restructurings by the company;
•a pending or prospective merger, acquisition, joint venture or tender offer;
•the disposition of significant assets, or a significant subsidiary;
•entry into, or termination of, a material agreement not in the ordinary course of business;
discussions involving those matters;
•significant new products or delays in new product introduction or development;
•changes in dividend or stock repurchase policies or plans or the declaration of a stock split;
•new equity or debt offerings;
•plans to raise additional capital through stock sales or otherwise;
•changes in regulations which may materially impact the company;
•the gain or loss of a significant product sale, customer, vendor, supplier, or collaborator;
•impending bankruptcy or financial liquidity problems;
•a significant cybersecurity incident or risk; and
•significant legal compliance issues.
What is Nonpublic Information?
In general, information is “nonpublic” until it is publicly disseminated, which can occur by the issuance of a press release, disclosure in a document filed with the SEC, through a public webcast or by any other means that is reasonably designed to provide broad, non-exclusionary distribution of the information. Speeches, television or radio appearances, magazine articles and website postings do not always suffice to render information public. The Securities and Exchange Commission (“SEC”) has stated that insiders must wait a reasonable time after disclosure before trading and that what constitutes a reasonable time depends on the circumstances of the dissemination.
Twenty-Twenty Hindsight
Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.
Prohibition Against Tipping
A person can be found liable for disclosing material, nonpublic information to third parties (often referred to as “tipping”) who then trade in the securities, even though the disclosing person does not engage in any securities transaction or profit from the third party’s trade. All persons subject to this Policy are prohibited from disclosing material, nonpublic information about the Company to, or “tipping,” any other person or entity, and from making recommendations or expressing opinions about the securities of the Company when in possession of material, nonpublic information about the Company. In addition, no one who, in the course of rendering services to the Company, learns of material nonpublic information about another company (including our customers, suppliers, competitor or partners), may (a) trade in that company’s securities; (b) disclose material nonpublic information about such other company to anyone; (c) trade in the securities of an entity other than such other company based upon material nonpublic information about such other company or about our Company; or (d) give anyone trading advice about such other public company, until such information becomes public or is no longer material.
Whether the information is proprietary information about our Company or another company with which the Company does business, or information that could have an impact on such company’s stock price, Insiders must not pass the information on to others. It is illegal to advise others to trade on the basis of undisclosed material information. Liability in these cases can extend to both the “tippee” — the person to whom the insider disclosed inside information — and you, as the “tipper,” and will apply whether or not you derive any benefit from another’s actions.
Company Transactions
Transactions by the Company in the Company’s securities, such as repurchases of the Company’s stock, must comply with applicable securities laws.
Additional Prohibited Transactions
We believe it is improper and inappropriate for any Insider to engage in short-term or speculative transactions involving Company stock. We believe that this trading can reflect badly on the Company and that Insiders should not engage in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. Accordingly, the following activities by Insiders with respect to securities of the Company are prohibited, unless otherwise specified below:
•Trading in securities on a short-term basis – Any Company stock purchased in the open market (i.e., not including stock purchased upon exercise of a co-worker stock option or under the Employee Stock Purchase Plan, or ESPP) should be held for a minimum of six months and ideally longer. The top executives and directors are already subject to the SEC’s “short-swing” profit rule, which penalizes sales and purchases inside of any six-month period. Any co-worker who purchased Company stock in the open market may not sell any Company stock of the same class during the six months following the purchase.
•Purchases of Company stock on margin – This means borrowing from a brokerage firm, bank or other entity in order to buy Company stock (other than in connection with a so-called “cashless” exercise of options under the Company’s stock plans).
•Short sales of Company stock – This involves selling Company stock that you do not own in the expectation that the price of the stock will fall, or as part of an arbitrage transaction or “sale against the box” (i.e., sale of securities owned but not delivered against the sale).
•Buying or selling puts or calls on Company stock – This includes options trading on any of the stock exchanges or futures exchanges.

•Pledging and Hedging Transactions – Insiders may not enter into hedging or monetization transactions or similar arrangements with respect to the Company’s securities and may not pledge Company securities as collateral (including by holding such securities in a margin account), in each case, in their respective capacities as beneficial owners of securities of the Company.
Post-Separation Compliance
This Policy applies to co-worker transactions in Company securities even after separation from service or termination of employment with the Company or a subsidiary. Any co-worker, officer, director or other Insider who is aware of material nonpublic information when his or her employment or service relationship terminates, may not engage in any of the activities prohibited by this Policy until that information has become public or is no longer material.
Section 16 Filers and Regional CFOs
The pre-clearance procedures for Section 16 Filers and Regional CFOs (as defined below), however, will cease to apply to transactions in Company securities upon the expiration of any Blackout Period (as discussed below) or other event-specific trading restriction period that is applicable to a Section 16 Filer and Regional CFOs at the time of his or her termination of service. In cases in which the Section 16 Filer or Regional CFO executed certain sales or purchases of Company securities prior to separation of service from the Company, pre-clearance procedures will extend up to 180 days following such individual’s separation from service in order to comply with the SEC’s short swing profit rules.
BLACKOUT PERIODS AND PRE-CLEARANCE PROCEDURES
A Blackout Period is a period in which certain Insiders may not trade in the Company’s securities. In this Policy, we refer to the restrictions on trading during a Blackout Period as the “Blackout Period Restrictions.”
From time to time, the Company may require that Designated Insiders (as defined below) suspend trading because of developments known to the Company and not yet disclosed to the public. In that event, these persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during that period and should not disclose to others the fact that they have been suspended from trading.
To help prevent inadvertent violations of the securities laws and to avoid the appearance of trading on inside information, the Company will maintain a list of “Designated Insiders,” which shall consist of: (i) the directors; (ii) all Company co-workers at the Vice President level and above and their international equivalents; (iii) certain co-workers who prepare and review the Company’s consolidated financial reports; (iv) co-workers and contactors in finance and IT who have regular and/or periodic access to material nonpublic financial information about the Company and (iv) such other persons, including contractors and consultants, as the Chief Legal Officer or its designee may designate from time to time.
Designated Insiders and, their Family Members and Controlled Entities may not conduct any transactions involving the Company’s securities (including a gift, charitable contributions, contribution to a trust, or similar transfer) during any Blackout Period unless the transaction is pursuant to an approved Rule 10b5-1 trading plan. This prohibition encompasses the fulfillment by any broker of a limit order during a Blackout Period, and the broker with whom any limit order is placed must be so instructed at the time it is placed. The period when Designated Insiders may trade outside of an approved Rule 10b5-1 trading plan (subject to pre-clearance as provided in this Policy) is referred to as the “Trading Window.”
Trading Blackouts
The Company will also require the following mandatory trading blackouts:
Earnings Trading Blackouts
All Designated Insiders will be subject to a stock trading blackout period beginning fifteen days prior to the end of each fiscal quarter until two Trading Days after earnings for that quarter are publicly released by the Company. A “Trading Day” is a day on which the New York Stock Exchange is open for trading. In addition, as noted below, from time to time the Company may impose additional Blackout Periods during which Designated Insiders, their Family Members and Controlled Entities are restricted from conducting transactions involving the Company’s securities. You will be notified if you are one of the specified Designated Insiders subject to this Policy.
Event-Specific Blackout Periods
From time to time, other types of material information regarding the Company or an event may occur that is material to the Company and is not publicly known. So long as the information or event remains material and nonpublic, all persons with knowledge of the event shall not trade in the Company's securities, even though the Trading Window would otherwise be open. In that case, the Chief Legal Officer may designate a Blackout Period and, will notify the Designated Insiders that they may not trade in the Company’s securities until further notice, other than pursuant to an approved Rule 10b5-1 trading plan. Please refer to Rule 10b5-1 Trading Plans section below for further information regarding Rule 10b5-1 trading plans.
Pre-Clearance Procedures
To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where a co-worker engages in a trade while unaware of a pending major development), all Designated Insiders are subject to pre-clearance in writing via [***]@tdsynnex.com of all transactions in Company securities (acquisitions, dispositions, transfers, gifts, etc.). You will be notified if you are one of the specified Designated Insiders subject to this Policy. The pre-clearance to trade in Company securities is valid for 5 business days, unless (i) such period would extend into a Blackout Period in which case such period shall cease when the Blackout Period begins; (ii) the Designated Insider comes into possession of material nonpublic information prior to executing the transaction; or (iii) as otherwise specified.

A request for pre-clearance must be made via email request to [***]@tdsynnex.com or as otherwise instructed by the pre-clearance team in advance of the proposed transaction. After receipt of the supporting completed information and pre-clearance decision, [***]@tdsynnex.com shall communicate that decision to the requesting individual. The pre-clearance team is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.
Pre-clearance does not relieve anyone of their responsibility under SEC rules. No trading should be done at any time that an Insider is aware of material, nonpublic information, even if pre-cleared. All co-workers, whether subject to pre-clearance or not, are responsible for adherence to this Policy.
Section 16 Filers and other specified Officers
All purchases and sales of Company securities (including a gift, contribution to a trust, or similar transfer) by (i) the Company’s executive officers and directors (“Section 16 Filers”), (ii) the Company’s Executive Leadership Team (ELT), (iii) all direct reports to the Company’s Chief Executive Officer, (iv) the Company’s Chief Accounting Officer and (v) the Company’s Chief Financial Officers for the Americas, APJ, Latin America and Europe (“Regional CFOs”), other than those pursuant to an approved Rule 10b5-1 trading plan, must be cleared in advance by both the Chief Financial Officer and the Chief Legal Officer. If one or both of those officers is unavailable, the Vice President, General Counsel - Assistant Corporate Secretary and the Chief Accounting Officer may substitute for either or both of those individuals to pre-clear trade requests.
For clearance of the Chief Financial Officer or the Chief Legal Officer, their alternative designee must be the second to approve the trade in accordance with the procedure set forth above.
EXCEPTIONS FOR CERTAIN TRANSACTIONS BY INSIDERS
Stock Option Exercises
The trading restrictions set out in this Policy generally do not apply to exercises of stock options to the Company in which cash is paid by the Insider directly to the Company. In addition, if the Company concurrently withholds a portion of the shares otherwise issuable in connection with the exercise of a stock option to satisfy applicable withholding taxes pursuant to a previously made election to withhold for taxes, this generally will not be subject to the Blackout Period Restrictions and other restrictions set out in this Policy. The Blackout Period Restrictions and other restrictions set out in this Policy do apply, however, to any sale of stock in connection with the exercise of an option, including as part of a broker-assisted cashless exercise of an option, or any other market transaction for the purpose of generating the cash or shares needed to pay the exercise price of an option or the related withholding taxes.
Vesting of Restricted Stock
The trading restrictions set out in this Policy generally do not apply to the issuance of shares of stock upon vesting of an award of restricted stock or the concurrent withholding by the Company of a portion of those shares to satisfy applicable withholding taxes. The trading restrictions set out in this Policy do apply to any sales of Company stock issued upon vesting of restricted stock and any other market-based transactions in restricted stock.
Employee Stock Purchase Plan
The trading restrictions set out in this Policy do not apply to any enrollment in, or the automatic periodic purchases through payroll deductions of Company stock in, the Employee Stock Purchase Plan (the “ESPP”). The trading restrictions set out in this Policy generally do apply, however, to voluntary transactions, including: (1) election to increase or decrease the amount of automatic periodic contributions by payroll deduction to the ESPP; (2) election to suspend payroll deductions or withdraw from the ESPP altogether; (3) lump sum purchase opportunities, if included in an offering; and (4) the sale of Company stock that was purchased under the ESPP, none of which should be executed when in possession of material, nonpublic information (and, for Designated Insiders, should not be conducted during any Blackout Period). If a co-worker participates in the ESPP, and does not possess material nonpublic information at the time of enrollment, then all subsequent automatic investments by payroll deduction are allowed without restriction under this Policy.
Rule 10b5-1 Trading Plans
Trades in the Company’s securities that are executed pursuant to an approved 10b5-1 trading plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods. Section 16 filers and the Executive Leadership Team should refer to the Company’s Rule 10b5-1 Trading Plans Policy for further information and procedures regarding more specific legal requirements for Rule 10b5-1 trading plans for Section 16 filers and the Executive Leadership Team members.
Equity Ownership Requirement for Executive Officers
With respect to our Chief Executive Officer, we request that the Chief Executive Officer hold an equity position in TD SYNNEX of the lesser of the following: (1) at least two times the sum of annual base salary plus target bonus as in effect from time to time or (2) $2,000,000. Stock ownership for our Chief Executive Officer includes common stock owned personally or in trust for their benefit, but does not include unvested restricted stock or stock units, or stock options that are not vested in-the-money. To further ensure that the long-term interests of executive officers are closely aligned with those of stockholders, we request that they, except our Chief Executive Officer, hold an equity position in TD SYNNEX of the lesser of the following: (1) at least two times annual base salary or (2) $1,000,000. This equity position can be satisfied by holding shares of common stock, whether vested or unvested, or vested in-the-money stock options.
What happens if I don’t comply with this Policy?
If you violate this Policy or insider trading or tipping laws, you may be subject to disciplinary action by the Company, up to and including termination for cause. A violation of this Policy is not necessarily the same as a violation of law; however, the Company may determine that specific conduct violates this Policy, whether or not the conduct also violates the law. The Company is not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
How can I report violations or concerns?
Any co-worker, officer, director or other Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation or suspected violations by any other co-worker, officer, director or other Insider, must report the violation immediately to the Company’s Chief Legal Officer or through the Company’s Ethics Line website or hotline.